UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	October 30, 2014	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

THIRD QUARTERLY REPORT 2014

This announcement is made by the Company pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09(2)(a) and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the third quarter of 2014 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

1.	IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission (the “CSRC”) in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the third quarter of 2014 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this quarterly report does not contain false information, misleading statement or material omission, and accept joint and several responsibility for the correctness, accuracy and completeness of the information set out in this quarterly report.

All directors of the Company attended the meeting of the Board.

Name of the person-in-charge of the Company	Liu Shaoyong
Name of the officer-in-charge of accounting	Ma Xulun
Name of the officer-in-charge of the accounting department	Wu Yongliang
(accounting officer)

Liu Shaoyong, the person-in-charge of the Company, Ma Xulun, the officer-in-charge of accounting of the Company, and Wu Yongliang, the officer-in-charge of the accounting department (accounting officer) of the Company hereby confirm that the financial statements forming part of this quarterly report are true, accurate and complete.

The financial statements in the third quarterly report of the Company are unaudited.

2.	MAIN FINANCIAL DATA AND CHANGES IN SHAREHOLDERS OF THE COMPANY

2.1	Main financial data

Unit: million	Currency: RMB

				Increase/
				decrease as
				at the end of
				the reporting
	As at			period
	the end of	As at the end of		compared
	the reporting	last year		with the end
	period	Adjusted	Unadjusted	of last year
				(%)

Total assets	156,105	137,776	137,776	13.30
Net assets attributable to the shareholders of listed company	26,609	24,617	24,617	8.09

From the
beginning of
	the year to	From the beginning of		Increase/
	the end of	last year to the end of		decrease
	the reporting	the reporting period		compared
	period (from	last year (from January to		with the
	January to	September)		same period
	September)	Adjusted	Unadjusted	last year
(%)

Net cash flows from operating activities	8,883	11,823	11,823	–24.87

	From the
	beginning of
	the year to	From the beginning of		Increase/
	the end of	last year to the end of		decrease
	the reporting	the reporting period		compared
	period (from	last year (from January to		with the
	January to	September)		same period
	September)	Adjusted	Unadjusted	last year
				(%)

Revenue	68,735	67,112	67,112	2.42
Net profit attributable to shareholders of listed company	2,058	3,412	3,621	-39.68
Net profit attributable to shareholders of listed company after deducting non- recurring profit and loss	1,562	3,209	3,418	-51.32
				Decrease
				by 8.51
				percentage
Weighted average return on net assets (%)	8.04	16.55	14.09	points
Basic earnings per share (RMB per share)	0.1625	0.2894	0.3072	-43.85
Diluted earnings per share (RMB per share)	0.1625	0.2894	0.3072	-43.85

Note:	(1)	The total number of shares of the Company in 2013 increased from 11,276,539,000 shares as at the beginning of the year to 12,674,269,000 shares as at the end of the period;

	(2)	The relevant earnings per share of the Company in 2013 were calculated based on the weighted average number of the issued ordinary shares of the parent company, namely 11,789,678,000 shares, and the same financial information as at 30 September 2014 was calculated based on the weighted average number of the issued ordinary shares of the parent company, namely 12,674,269,000 shares.

After deducting non-recurring profit and loss and relevant amounts

Unit: million Currency: RMB

		Amount
		from the
		beginning of
		the year to
		the end of
	Amount for	the reporting
	the period	period (from
	(from July to	January to
Item	September)	September)

Gains or losses from disposal of non-current assets	-9	3
Non-operating incomes and expenses other than the above	319	553
Effect on income tax	-1	-18
Effect on minority interests (net of tax)	-12	-42

Total	297	496

2.2	The total number of the Company’s shareholders and the shareholding of the 10 largest shareholders and the shareholding of the 10 largest holders of listed shares (or holders of shares without trading moratorium) as at the end of the reporting period

Unit: Shares

Total number of shareholders	224,609

	Shareholding of the 10 largest shareholders
	Increase or	Shareholdings		Number of
	decrease	as at		shares with
	during the	the end of		trading	Pledged or locked-up
Name of shareholders	reporting	the reporting		moratorium	Status of	Number of	Nature of
(in full)	Period	period	Proportion	held	shares	shares	shareholders
			(%)
China Eastern Air Holding Company (中國東方航空集團公司) (“CEA Holding”)	0	5,072,922,927	40.03%	241,547,927	Nil		State-owned legal person
HKSCC NOMINEES LIMITED including CES Global Holdings (Hong Kong) Limited ( 東航國際控 股（香 港）有限公司) (“CES Global”)	68,000	4,178,529,298	32.97%	698,865,000	Unknown		Overseas legal person
CES Finance Holding Co. Ltd (東航金控 有限責任公司）	0	457,317,073	3.61%	457,317,073	Nil		State-owned legal person
Shanghai Alliance Investment Limited (上海聯和投資 有限公司)	0	427,085,429	3.37%	0	Unknown		State-owned legal person
China National Aviation Fuel Holding Company (中國航空油料集團公司)	0	421,052,632	3.32%	0	Unknown		State-owned legal person
Jin Jiang International Holdings Company Limited (錦江國際（集團）有限公司)	0	343,288,860	2.71%	0	Unknown		State-owned legal person
Aerospace Capital Holding Co., Ltd. (航天投資控股有限公司)	0	99,088,580	0.78%	0	Unknown		State-owned legal person
Sinotrans Air Transportation Development Co., Ltd. (中外運空運發展股份 有限公司)	0	83,157,894	0.66%	0	Unknown		State-owned legal person
Bank of China Limited – Jiashi Research Selection Stock Securities Investment Fund (中國銀行股份有限 公司－嘉實研究精選 股票型證券投資基金)	55,075,433	55,075,433	0.43%	0	Unknown		Unknown
China Construction Bank Corporation – Jiashi and Hybrid Securities Investment Fund (中國建設銀行股份有限 公司－嘉實泰和混合型 證券投資基金)	24,084,308	24,084,308	0.19%	0	Unknown		Unknown

Shareholding of the 10 largest holders of shares without trading moratorium

	Number of listed
	shares held
	without trading
Name of shareholders	moratorium	Class and number of shares
		Class	Number

China Eastern Air Holding Company (中國東方航空集團公司)	4,831,375,000	RMB ordinary shares	4,831,375,000
HKSCC NOMINEES LIMITED	3,479,664,298	Overseas listed foreign shares	3,479,664,298
Shanghai Alliance Investment Limited (上海聯和投資有限公司)	427,085,429	RMB ordinary shares	427,085,429
China National Aviation Fuel Holding Company (中國航空油料集團公司)	421,052,632	RMB ordinary shares	421,052,632
Jin Jiang International Holdings Company Limited ( 錦江國際（集團）有限公司)	343,288,860	RMB ordinary shares	343,288,860
Aerospace Capital Holding Co., Ltd. (航天投資控股有限公司)	99,088,580	RMB ordinary shares	99,088,580
Sinotrans Air Transportation Development Co., Ltd. (中外運空運發展股 有限 公司)	83,157,894	RMB ordinary shares	83,157,894
Bank of China Limited – Jiashi Research Selection Stock Securities Investment Fund (中國銀行股 有限公司－嘉實 研究精選股票型證券投資基金)	55,075,433	RMB ordinary shares	55,075,433
China Construction Bank Corporation – Jiashi and Hybrid Securities Investment Fund (中國建設銀行股 有限公司－ 嘉實泰和混合型證券投資基金)	24,084,308	RMB ordinary shares	24,084,308
Bank of China Group Investment Limited (中銀集團投資有限公司)	21,997,755	RMB ordinary shares	21,997,755

Description of connected relationship or activities in concert among the above shareholders	Among the 4,178,529,298 shares held by HKSCC NOMINEES LIMITED, 2,626,240,000 shares are held by CES Global in the capacity of beneficial owner; CEA Holding owns 100% equity interest in CES Finance; thus, CES Finance indirectly owns 100% equity interest in CES Global; and CEA Holding owns 100% equity interests in CES Global. The Company is not aware of any other connected relationship or activities in concert among the 10 largest holders of shares without trading moratorium.

3.	IMPORTANT MATTERS

3.1	Details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

☑ Applicable    ☐ Not applicable

Item	Change	Reasons for the change
	(%)

Prepayments	40.61	Primarily due to the prepaid tour fees by Shanghai Airlines Tours, a subsidiary, which have not yet been settled

Non-current assets held for sale	36.63	Primarily due to the increase in aircraft and engines held for sale by the Company

Non-current assets due within one year	57.14	Primarily due to the addition of aircraft under operating lease of the Company

Other current assets	97.15	Primarily due to the difference of input tax over output tax

Construction in progress	30.86	Primarily due to the addition of aircraft of the Company

Short-term borrowings	65.94	Primarily due to the increase in working capital requirements for business development of the Company

Notes payable	1400	Primarily due to the addition of bank acceptance bills for the payment of jet fuel cost

Bonds payable	47.24	Primarily due to the issuance of long-term bonds

Long-term payables	39.31	Primarily due to the addition of aircraft under finance lease

Business taxes and surcharges	-69.64	Primarily due to the implementation of the “transformation from business tax to value- added tax” policy by one of the Company’s subsidiaries since August 2013

Finance expenses, net	-587.34	Primarily due to substantial foreign exchange loss resulted from the significant increase in USD exchange rate

Item	Change	Reasons for the change
	(%)

Non-operating incomes	92.63	Primarily due to the increase in operational routes subsidy

Net profit attributable to shareholders of the parent company	-39.68	Primarily due to non-operating factors such as exchange loss which resulted in a decrease in net profit attributable to shareholders of the parent company

3.2	Analysis of the progress of significant events and their effects and proposed solutions

☐ Applicable     ☑ Not applicable

3.3	The status of implementation of the matters undertaken by the Company and shareholders holding more than 5% interests

☑ Applicable ☐ Not applicable

Whether the
undertaking has
					Whether there is	been strictly
Background of	Type of	Undertaking		Time and term of	an implementation implemented in a
undertaking	undertaking	party	Content of undertaking	undertaking	period	timely manner
Undertaking in relation to refinancing	Trading moratorium of shares	CEA Holding/CES Finance	Pursuant to the “Report on non-public issuance of A shares” published by the Company on 17 April 2013, the Company issued 241,547,927 A shares of the Company and 457,317,073 A shares of the Company to CEA Holding and CES Finance respectively, on a non-public basis in April 2013. CEA Holding and CES Finance undertook that: they shall not transfer the A shares of the Company purchased under the aforesaid issuance within 36 months from the date of completion of the issuance of A shares.	Time of undertaking: April 2013; term of undertaking: from 16 April 2013 to 16 April 2016	Yes	Yes

	Trading moratorium of shares	CES Global	The Company issued 698,865,000 additional H shares to CES Global in June 2013. According to the resolution passed at the 18th ordinary meeting of the sixth session of the Board held on 11 September 2012 and the resolution passed at the 2012 first extraordinary general meeting of the Company held on 9 November 2012, CES Global undertook that: it shall not transfer the H shares of the Company purchased under the aforesaid issuance within 36 months from the date of completion of the issuance of H shares.	Time of undertaking: November 2012; term of undertaking: from 21 June 2013 to 21 June 2016	Yes	Yes

Whether the
undertaking has
					Whether there is	been strictly
Background of	Type of	Undertaking		Time and term of	an implementation implemented in a
undertaking	undertaking	party	Content of undertaking	undertaking	period	timely manner

	To resolve defects in land and other property ownership	CEA Holding	Due to historical reasons, some of the land and property injected by CEA Holding into the Company had not yet been transferred to the name of the Company. With regard to 17 properties which are located in Guangzhou and Shenzhen (with an aggregate GFA of approximately 1,996.51 square meters), CEA Holding undertook that it shall, resolve defects in building ownership by completing procedures for transferring property ownership to the Company, or transferring the relevant gains to the Company upon external disposal within 3 years; and CEA Holding shall bear the corresponding obligations in relation to the losses caused to the Company as a result of the failure of CEA Holding in completing the relevant procedures for transferring the relevant property ownership in a timely manner.	Time of undertaking: June 2014; term of undertaking: from 27 June 2014 to 30 June 2017	Yes	Yes

			Due to historical reasons, some of the land and property injected by CEA Holding into the Company had not yet been transferred to the name of the Company. With regard to 76 properties which are located in the Eastern District of Shanghai Hongqiao Airport (the relevant land ownership of which has been transferred to the Company) (with an aggregate GFA of approximately 146,700 square meters), relevant construction procedures were not completed for the buildings due to historical reasons, and therefore it is currently difficult to carry out ownership transfer. As a result, CEA Holding undertook that it shall, strive for opportunity to develop in the Eastern District of Shanghai Hongqiao Airport, and resolve defects in relevant building ownership by completing relevant procedures for transferring building ownership to the Company in batches upon fulfillment of conditions or through land replacement, the expected final completion time of which is approximately 10 to 12 years. The progress of resolving the above defects in property ownership and its results are subject to the overall development policy of the Eastern District of Shanghai Hongqiao Airport and its progress of implementation. CEA Holding shall bear the corresponding obligations in relation to the losses caused to the Company as a result of the failure of CEA Holding in completing the relevant procedures for transferring the relevant property ownership in a timely manner.	Time of undertaking: June 2014; term of undertaking: from 27 June 2014 to 30 June 2026	Yes	Yes

3.4	Warning of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

☐ Applicable	☑ Not applicable

3.5	Impact of the adoption of new accounting standards on the consolidated financial statements

In January 2014, Ministry of Finance (“MOF”) successively promulgated or revised a series of accounting standards. Overseas listed enterprises were encouraged to early adopt some of such standards notwithstanding the effective date is 1 July 2014. As an overseas listed company, the Company has early adopted six accounting standards including Accounting Standards for Business Enterprises No. 39 – Fair Value Measurement, Accounting Standards for Business Enterprises No. 40 – Joint Arrangements, as well as revised Accounting Standards for Business Enterprises No. 30 – Presentation of Financial Statements, Accounting Standards for Business Enterprises No. 9 – Employee Remunerations, Accounting Standards for Business Enterprises No. 33 – Consolidated Financial Statements and Accounting Standards for Business Enterprises No. 2 – Long-term Equity Investment in the preparation of 2013 financial statements. Early adoption of the six aforesaid accounting standards was approved at the 2014 fifth regular meeting of the board of directors of the Company, and retrospective adjustments to the relevant financial data shall be made in accordance with the requirements. Please refer to the paragraph headed “(2) Adoption of Certain Revised/New Accounting Standards” under “Note 2. Critical Accounting Policies and Accounting Estimates” to the financial statements set out in the 2013 annual report as disclosed by the Company on 26 March 2014 for details.

In addition, following the publication of 2013 annual report by the Company, MOF issued two accounting standards including Accounting Standards for Business Enterprises No. 41 – Disclosure of Interests in Other Entity and Accounting Standards for Business Enterprises No. 37 – Presentation of Financial Instruments (as revised). Accounting Standards for Business Enterprises No. 41 – Disclosure of Interests in Other Entity came into effect on 1 July 2014, while Accounting Standards for Business Enterprises No. 37 – Presentation of Financial Instruments (as revised) are adopted for the preparation of financial reports from year 2014 and the subsequent periods. Adoption of the two aforesaid new accounting standards was approved at the 2014 fifth regular meeting of the board of directors of the Company, and retrospective adjustments to the relevant financial data shall be made in accordance with the requirements (if necessary).

By order of the Board

中國東方航空股 有限公司

CHINA EASTERN AIRLINES CORPORATION LIMITED

Liu Shaoyong

Chairman

As at the date of this announcement, the directors of the Company are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)

Shanghai, the People’s Republic of China

29 October 2014

4.	APPENDICES

4.1	Financial Statements

Consolidated Balance Sheet

30 September 2014

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB million

Unaudited

	Balance at
	the end of	Balance at
	the reporting	the beginning of
Item	Period	the year

Current assets:
Monetary capital	2,126	2,378
Hedge instruments	8	–
Trade receivables	2,882	3,524
Prepayments	1,198	852
Dividends receivable	9	20
Other receivables	2,097	2,107
Inventory	2,317	2,305
Non-current assets held for sale	470	344
Non-current assets due within one year	154	98
Other non-current assets	1,936	982

Total current assets	13,197	12,610

Non-current assets:
Financial assets available for sale	401	411
Hedge instruments	13	68
Long-term equity investment	1,608	1,497
Investment properties	234	–
Fixed assets	102,711	90,677
Construction in progress	24,015	18,352
Intangible assets	2,445	2,375
Goodwill	9,028	9,028
Long-term deferred expenses	1,217	1,338
Deferred income tax assets	389	389
Other non-current assets	847	1,031

Total non-current assets	142,908	125,166

Total assets	156,105	137,776

4.1	Financial Statements

Consolidated Balance Sheet (Cont’d)

30 September 2014

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB million

Unaudited

	Balance at
	the end of	Balance at
	the reporting	the beginning of
Item	period	the year

Current liabilities:
Short-term borrowings	13,151	7,925
Hedge instruments	9	3
Notes payable	600	40
Trade payables	12,590	12,532
Account collected in advance	654	436
Settlement of vouchers	3,919	4,497
Staff remuneration payable	2,191	2,819
Tax payable	1,669	1,755
Interest payable	573	484
Other payables	2,346	2,224
Non-current liabilities due within one year	11,457	16,366
Other current liabilities	4,000	4,000

Total current liabilities	53,159	53,081

Non-current liabilities:
Long-term borrowings	23,687	20,330
Hedge instruments	80	124
Bonds payable	10,285	6,985
Long-term payables	33,055	23,728
Long-term staff remuneration payable	5,615	5,615
Special items payable	116	115
Deferred income tax liabilities	66	30
Other non-current liabilities	1,648	1,477

Total non-current liabilities	74,552	58,404

Total liabilities	127,711	111,485

4.1	Financial Statements

Consolidated Balance Sheet (Cont’d)

30 September 2014

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB million

Unaudited

	Balance at
	the end of	Balance at
	the reporting	the beginning of
Item	Period	the year

Owners’ equity (or shareholders’ equity):
Paid-up capital (or share capital)	12,674	12,674
Capital reserves	14,816	14,882
Undistributed profits	-881	-2,939
Total equity attributable to equity holders of parent company	26,609	24,617
Minority interests	1,785	1,674

Total owners’ equity	28,394	26,291

Total liabilities and owners’ equity	156,105	137,776

Legal representative: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.1	Financial Statements

Balance Sheet of Parent Company

30 September 2014

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB million

Unaudited

	Balance at
	the end of	Balance at
	the reporting	the beginning of
Item	period	the year

Current assets:
Monetary capital	1,639	1,242
Hedge instruments	8	–
Trade receivables	2,750	2,914
Prepayments	319	291
Dividends receivable	9	51
Other receivables	10,101	9,318
Inventory	1,950	1,964
Non-current assets held for sale	–	–
Non-current assets due within one year	65	40
Other non-current assets	1,936	977

Total current assets	18,777	16,797

Non-current assets:
Financial assets available for sale	366	374
Hedge instruments	13	68
Long-term equity investment	11,971	11,366
Investment properties	–	–
Fixed assets	66,184	57,840
Construction in progress	22,297	16,709
Intangible assets	1,471	1,381
Goodwill	9,028	9,028
Long-term deferred expenses	849	958
Deferred income tax assets	–	–
Other non-current assets	502	600

Total non-current assets	112,681	98,324

Total assets	131,458	115,121

4.1	Financial Statements

Balance Sheet of Parent Company (Cont’d)

30 September 2014

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB million

Unaudited

	Balance at
	the end of	Balance at
	the reporting	the beginning of
Item	period	the year

Current liabilities:
Short-term borrowings	14,825	8,018
Hedge instruments	9	3
Notes payable	600	–
Trade payables	11,899	11,787
Account collected in advance	214	148
Settlement of vouchers	3,796	4,366
Staff remuneration payable	1,319	1,690
Tax payable	803	848
Interest payable	443	379
Other payables	6,976	6,307
Non-current liabilities due within one year	8,028	10,935
Other current liabilities	4,000	4,000

Total current liabilities	52,912	48,481

Non-current liabilities:
Long-term borrowings	18,558	14,400
Hedge instruments	80	124
Bonds payable	4,791	4,789
Long-term payables	22,088	15,767
Long-term staff remuneration payable	4,466	4,466
Special items payable	96	95
Deferred income tax liabilities	33	–
Other non-current liabilities	1,063	867

Total non-current liabilities	51,175	40,508

Total liabilities	104,087	88,989

4.1	Financial Statements

Balance Sheet of Parent Company (Cont’d)

30 September 2014

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB million

Unaudited

	Balance at
	the end of	Balance at
	the reporting	the beginning of
Item	period	the year

Owners’ equity (or shareholders’ equity):
Paid-up capital (or share capital)	12,674	12,674
Capital reserves	15,653	15,716
Undistributed profits	-956	-2,258

Total owners’ equity (or shareholders’ equity)	27,371	26,132

Total liabilities and owners’ equity (or shareholders’ equity)	131,458	115,121

Legal representative: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.1	Financial Statements

Consolidated Income Statement

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB million

Unaudited

				Amount	Amount
				from the	from the
			Amount	beginning	beginning of
		Amount	for the	of the year	last year to
		for the	corresponding	to the end of	the end of
		reporting	period of	the reporting	the reporting
		period	last year	period	period
		(from	(from	(from	(from
		July to	July to	January to	January to
Item		September)	September)	September)	September)

1.	Total revenue	26,144	25,633	68,735	67,112
	Of which: Revenue	26,144	25,633	68,735	67,112

2.	Total operating costs	24,833	23,301	69,778	65,363
	Of which: Operating costs	22,034	20,868	61,305	59,110
	Business taxes and surcharges	34	75	85	280
	Selling expenses	1,630	1,583	4,486	4,208
	Administrative expenses	717	750	1,972	2,141
	Finance expenses	417	25	1,925	-395
	Assets impairment loss	1		5	19
	Add: Gains arising from changes in fair value (loss indicated by “–”)	5	6	11	18
	Investment gains (loss indicated by “–”)	37	46	72	57

3.	Operating profit (loss indicated by “–”)	1,353	2,384	-960	1,824
	Add: Non-operating income	893	597	3,425	1,778
	Less: Non-operating expenses	12	3	26	8

4.	Total profits (total losses indicated by “–”)	2,234	2,978	2,439	3,594
	Less: Income tax expenses	141	123	300	203

5.	Net profit (net loss indicated by “–”)	2,093	2,855	2,139	3,391
	Net profit attributable to equity holders of parent company	2,044	2,788	2,058	3,412
	Minority interests	49	67	81	-21

6.	Earnings per share:
	(1) Basic earnings per share (RMB/share)	0.1613	0.2200	0.1625	0.2894
	(1) Diluted earnings per share (RMB/share)	0.1613	0.2200	0.1625	0.2894

Legal representative: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.1	Financial Statements

Income Statement of Parent Company

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB million

Unaudited

				Amount	Amount
				from the	from the
			Amount	beginning	beginning of
		Amount	for the	of the year	last year to
		for the	corresponding	to the end of	the end of
		reporting	period of	the reporting	the reporting
		period	last year	period	period
		(from	(from	(from	(from
		July to	July to	January to	January to
Item		September)	September)	September)	September)

1.	Revenue	13,931	13,730	36,815	35,685
	Less: Operating costs	11,471	10,875	32,654	31,324
	Business taxes and surcharges	7	10	19	35
	Selling expenses	1,020	1,010	2,723	2,653
	Administrative expenses	407	415	1,097	1,206
	Finance expenses	233	27	1,330	-317
	Assets impairment loss	–	–	4	15
	Add: Gains arising from changes in fair value (loss indicated by “–”)	5	6	11	18
	Investment gains (loss indicated by “–”)	51	174	157	-164

2.	Operating profit (loss indicated by “–”)	849	1,573	-844	623
	Add: Non-operating income	586	406	2,167	1,318
	Less: Non-operating expenses	11	1	22	4

3.	Total profits (total losses indicated by “–”)	1,424	1,978	1,301	1,937
	Less: Income tax expenses	–	–	–	–

4.	Net profit (net loss indicated by “–”)	1,424	1,978	1,301	1,937

Legal representative: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.1	Financial Statements

Consolidated Cash Flow Statement

From January to September 2014

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB million

Unaudited

		Amount from	Amount from
		the beginning of	the beginning
		the year to	of last year
		the end of	to the end of
		the reporting	the reporting
		period	period
		(from January to	(from January to
Item		September)	September)

1.	Cash flow from operating activities:
	Cash received from sales of goods and provision of labour services	72,191	69,790
	Other cash received from operating activities	7,068	4,729

	Sub-total of cash inflow from operating activities	79,259	74,519

	Cash paid for purchase of goods and receiving of labour services	52,553	45,648
	Cash paid to and for employees	11,672	10,303
	Taxes paid	2,763	2,184
	Other cash paid for operating activities	3,388	4,561

	Sub-total of cash outflow from operating activities	70,376	62,696

	Net cash flows from operating activities	8,883	11,823

4.1	Financial Statements

Consolidated Cash Flow Statement (Cont’d)

From January to September 2014

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB million

Unaudited

		Amount from	Amount from
		the beginning of	the beginning
		the year to	of last year
		the end of	to the end of
		the reporting	the reporting
		period	period
		(from January to	(from January to
Item		September)	September)

2.	Cash flow from investing activities:
	Cash received from disposal of investment	9	3
	Investment income in cash	55	5
	Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	739	34
	Other cash received from investing activities	2,227	1,594

	Sub-total of cash inflow from investing activities	3,030	1,636

	Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	17,648	14,216
	Investments paid in cash	102	258
	Other cash paid for investing activities	44	2,100

	Sub-total of cash outflow from investing activities	17,794	16,574

	Net cash flow from investing activities	-14,764	-14,938

4.1	Financial Statements

Consolidated Cash Flow Statement (Cont’d)

From January to September 2014

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB million

Unaudited

		Amount from	Amount from
		the beginning of	the beginning
		the year to	of last year
		the end of	to the end of
		the reporting	the reporting
		period	period
		(from January to	(from January to
Item		September)	September)

3.	Cash flow from fund raising activities:
	Proceeds received in cash from investments	–	3,622
	Cash received from borrowings	18,660	21,065
	Proceeds received in cash from bonds issuance	7,298	6,985
	Sub-total of cash inflow from fund raising activities	25,958	31,672
	Cash paid for repayment of indebtedness	17,126	22,652
	Cash payments for distribution of dividends, profits or payments of interest expense	1,166	1,213
	Other cash paid for fund raising activities	1,776	2,334

	Sub-total of cash outflow from fund raising activities	20,068	26,199

	Net cash flow from fund raising activities	5,890	5,473

4.1	Financial Statements

Consolidated Cash Flow Statement (Cont’d)

From January to September 2014

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB million

Unaudited

		Amount from	Amount from
		the beginning of	the beginning
		the year to	of last year
		the end of	to the end of
		the reporting	the reporting
		period	period
		(from January to	(from January to
Item		September)	September)

4.	Effect of changes in exchange rate on cash and cash equivalents	23	-6

5.	Net increase in cash and cash equivalents	32	2,352
	Add: Balance of cash and cash equivalents at the beginning of the period	1,995	2,512

6.	Balance of cash and cash equivalents at the end of the period	2,027	4,864

Legal representative: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.1	Financial Statements

Cash Flow Statement of Parent Company

From January to September 2014

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB million

Unaudited

		Amount from	Amount from
		the beginning of	the beginning
		the year to	of last year
		the end of	to the end of
		the reporting	the reporting
		period	period
		(from January to	(from January to
Item		September)	September)

1.	Cash flow from operating activities:
	Cash received from sales of goods and provision of labour services	37,344	35,590
	Other cash received from operating activities	4,582	4,082

	Sub-total of cash inflow from operating activities	41,926	39,672

	Cash paid for purchase of goods and receiving of labour services	25,121	23,160
	Cash paid to and for employees	6,891	6,181
	Taxes paid	925	1,123
	Other cash paid for operating activities	3,088	2,961

	Sub-total of cash outflow from operating activities	36,025	33,425

	Net cash flows from operating activities	5,901	6,247

4.1	Financial Statements

Cash Flow Statement of Parent Company (Cont’d)

From January to September 2014

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB million

Unaudited

		Amount from	Amount from
		the beginning of	the beginning
		the year to	of last year
		the end of	to the end of
		the reporting	the reporting
		period	period
		(from January to	(from January to
Item		September)	September)

2.	Cash flow from investing activities:
	Cash received from disposal of investment	2	963
	Investment income in cash	87	213
	Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	495	2,382
	Other cash received from investing activities	65	84

	Sub-total of cash inflow from investing activities	649	3,642

	Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	10,191	10,028
	Investments paid in cash	541	47
	Other cash paid for investing activities	28	3,936

	Sub-total of cash outflow from investing activities	10,760	14,011

	Net cash flow from investing activities	-10,111	-10,369

4.1	Financial Statements

Cash Flow Statement of Parent Company (Cont’d)

From January to September 2014

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB million

Unaudited

		Amount from	Amount from
		the beginning of	the beginning
		the year to	of last year
		the end of	to the end of
		the reporting	the reporting
		period	period
		(from January to	(from January to
Item		September)	September)

3.	Cash flow from fund raising activities:
	Proceeds received in cash from investments	–	3,572
	Cash received from borrowings	23,085	18,405
	Proceeds received in cash from bonds issuance	4,000	4,790

	Sub-total of cash inflow from fund raising activities	27,085	26,767

	Cash paid for repayment of indebtedness	20,126	19,392
	Cash payments for distribution of dividends, profits or payments of interest expense	1,149	888
	Other cash paid for fund raising activities	1,061	2,206

	Sub-total of cash outflow from fund raising activities	22,336	22,486

	Net cash flow from fund raising activities	4,749	4,281

4.	Effect of changes in exchange rate on cash and cash equivalents	-1	-3

4.1	Financial Statements

Cash Flow Statement of Parent Company (Cont’d)

From January to September 2014

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB million

Unaudited

		Amount from	Amount from
		the beginning of	the beginning
		the year to	of last year
		the end of	to the end of
		the reporting	the reporting
		period	period
		(from January to	(from January to
Item		September)	September)

5.	Net increase in cash and cash equivalents	538	156
	Add: Balance of cash and cash equivalents at the beginning of the period	1,029	617

6.	Balance of cash and cash equivalents at the end of the period	1,567	773

Legal representative: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

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